As filed with the Securities and Exchange Commission on June 28, 2004

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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        --------------------------------

                                    FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


        [X]       ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003

                                       OR

        [ ]    TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                 FOR THE TRANSITION PERIOD FROM ______ TO ______

                           COMMISSION FILE NO. 1-8007

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                           FREMONT GENERAL CORPORATION
                            AND AFFILIATED COMPANIES
                            INVESTMENT INCENTIVE PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           FREMONT GENERAL CORPORATION
                           2020 SANTA MONICA BOULEVARD
                         SANTA MONICA, CALIFORNIA 90404
                                  (310)315-5500




================================================================================

                              FINANCIAL STATEMENTS



The Fremont General Corporation and Affiliated Companies Investment Incentive Plan ("Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan for the two fiscal years ended December 31, 2003 and 2002, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto and incorporated herein by reference.



   EXHIBIT
     NO.                                DESCRIPTION
   -------     ------------------------------------------------------------
     23        Consent of Independent Registered Public Accounting Firm.

AUDITED FINANCIAL STATEMENTS

AND SUPPLEMENTAL SCHEDULES


FREMONT GENERAL CORPORATION AND AFFILIATED COMPANIES INVESTMENT INCENTIVE PLAN

YEARS ENDED DECEMBER 31, 2003 AND 2002

WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

              FREMONT GENERAL CORPORATION AND AFFILIATED COMPANIES
                            INVESTMENT INCENTIVE PLAN

                          AUDITED FINANCIAL STATEMENTS
                           AND SUPPLEMENTAL SCHEDULES


                     YEARS ENDED DECEMBER 31, 2003 AND 2002




                                    CONTENTS

Report of Independent Registered Public Accounting Firm .......................1

Audited Financial Statements

Statements of Net Assets Available for Benefits ...............................2
Statements of Changes in Net Assets Available for Benefits ....................3
Notes to Financial Statements .................................................4


Supplemental Schedules

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) ...............10
Schedule H, Line 4j - Schedule of Reportable Transactions ....................11

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


 FREMONT GENERAL CORPORATION AND AFFILIATED COMPANIES INVESTMENT INCENTIVE PLAN



We have audited the accompanying statements of net assets available for benefits of the Fremont General Corporation and Affiliated Companies Investment Incentive Plan (the "Plan") as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2003, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

                                            /s/ Ernst & Young LLP

Los Angeles, California
June 11, 2004

              FREMONT GENERAL CORPORATION AND AFFILIATED COMPANIES
                            INVESTMENT INCENTIVE PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS




                                                                                          DECEMBER 31
                                                                                     2003              2002
                                                                                -------------     -------------

 Investments, at fair value .................................................   $ 137,466,418     $  67,396,535

 Interest and dividends receivable ..........................................          52,483            51,423
 Other assets ...............................................................         164,735            68,814
                                                                                -------------     -------------
 Net assets available for benefits ..........................................   $ 137,683,636     $  67,516,772
                                                                                =============     =============



See accompanying notes.

              FREMONT GENERAL CORPORATION AND AFFILIATED COMPANIES
                            INVESTMENT INCENTIVE PLAN

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS




                                                                                     YEAR ENDED DECEMBER 31
                                                                                     2003              2002
                                                                                -------------     -------------

 ADDITIONS (DEDUCTIONS)
 Contributions:
    Employee ................................................................   $   8,953,209     $   7,642,826
    Employer ................................................................       6,838,670         4,919,518
 Interest and dividends .....................................................       2,097,440         2,306,631
 Net appreciation (depreciation) in fair value
    of investments ..........................................................      67,494,551       (22,236,165)
 Net benefit distributions to participants ..................................     (15,217,006)      (20,496,582)
                                                                                -------------     -------------
 Net increase (decrease) ....................................................      70,166,864       (27,863,772)

 Net assets available for benefits at beginning of year .....................      67,516,772        95,380,544
                                                                                -------------     -------------
 Net assets available for benefits at end of year ...........................   $ 137,683,636     $  67,516,772
                                                                                =============     =============



See accompanying notes.

              FREMONT GENERAL CORPORATION AND AFFILIATED COMPANIES
                            INVESTMENT INCENTIVE PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 2003 AND 2002


1. DESCRIPTION OF THE PLAN

The following description of the Fremont General Corporation and Affiliated Companies Investment Incentive Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions. In the case of any inconsistency between this document and the Plan document, the Plan document shall prevail.

GENERAL

The Plan is a defined contribution 401(k) plan that commenced on February 1, 1986, and covers eligible employees of Fremont General Corporation ("FGC") and subsidiaries (collectively, the "Company"). An eligible employee who is employed by the Company may elect to make salary deferral 401(k) contributions as soon as administratively feasible following his or her employment date.

CONTRIBUTIONS

Eligible employees may contribute up to 15% of their pretax eligible compensation. Effective January 1, 2003, the Company began matching 100% of the first 6% of eligible compensation contributed by the participant. During 2002, the comparable matching contribution was 85%. Officers participate in the Plan on the same basis as all other employees. The Company also may elect to make an additional discretionary contribution. Discretionary employer contributions are allocated to participants in proportion to their compensation. No discretionary employer contributions were made in 2003 and 2002.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings or losses. Allocations are based on participants' eligible compensation or, in the case of investment earnings or losses, account balances. Forfeited balances of nonvested accounts are used to reduce the Company's matching contributions in future periods.

              FREMONT GENERAL CORPORATION AND AFFILIATED COMPANIES
                            INVESTMENT INCENTIVE PLAN

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)




1. DESCRIPTION OF THE PLAN (CONTINUED)

VESTING

Participants' salary deferral 401(k) contributions and allocated earnings or losses thereon are 100% vested at all times. Effective January 1, 2003, all Company matching and discretionary contributions became fully vested to participants that were active employees on or after January 1, 2003. Inactive participants as of January 1, 2003 were subject to the vesting schedule in effect at December 31, 2002.

DISTRIBUTIONS

Distributions of account balances may be made to participants under the following circumstances; termination of employment, attainment of age 59 1/2, retirement, as required for minimum distribution or pursuant to court order, or, to the designated beneficiary following a participant's death. Participants may make withdrawals from their account balances in the event of hardship for the following circumstances: expenses to avoid eviction or foreclosure of their principal residence, extraordinary uninsured medical expenses for the participants or their dependents, tuition and related educational expenses for post-secondary education for the following 12 months for the participants or their dependents, and costs relating to the purchase of a principal residence.

PARTICIPANTS' LOANS

Participants may borrow from their account balance based on the balance at the close of business of the prior day. Interest is fixed for the term of the loan. An approved loan must be repaid fully within a minimum of 12 months to a maximum of 60 months. A transaction fee of $40 is required from the participant upon loan issuance.

AMENDMENT AND/OR TERMINATION

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time for any reason. The Company also reserves the right to amend the Plan at any time for any reason with or without advance notice (unless required by law) in accordance with the procedures set forth in the Plan document.

2. SUMMARY OF ACCOUNTING POLICIES

USE OF ESTIMATES

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

VALUATION OF INVESTMENTS

All assets of the Plan are held by Merrill Lynch Trust Company, FSB ("Merrill Lynch").

Investments in mutual funds are stated at current net asset value, which approximates fair value. The funds' net asset values are determined by Merrill Lynch. FGC Common Stock is stated at current market value as determined by the Plan Administrator based on the closing price on the New York Stock Exchange. The closing price of FGC Common Stock on December 31, 2003, was $16.91 per share ($4.49 per share at December 31, 2002).

INVESTMENT INCOME

Interest and dividends are recorded on the accrual basis.

Realized investment gains and losses are determined using the specific-identification basis.

INCOME TAX STATUS

The Plan received a determination letter from the Internal Revenue Service dated January 8, 2002, stating that the Plan is qualified, in form, under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan was amended subsequent to receiving the determination letter. The Plan Administrator believes that the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

EXPENSES

All administrative expenses of the Plan are paid by the Company. The Plan utilizes office space provided by the Company for which it pays no rent.

BENEFIT PAYMENTS

Benefit distributions to participants are recorded in the period in which the distributions are paid. Distributions payable at December 31, 2003 and 2002, were $181,492 and $68,818, respectively.

FORFEITURES

The balance of amounts forfeited by nonvested accounts of inactive participants at December 31, 2003, was $423,295. These forfeitures will be used to reduce employer matching contributions in future periods.


3. INVESTMENTS

During 2003 and 2002, the Plan's investments (including investments purchased, sold as well as held during the year) appreciated (depreciated) in fair value as follows:



                                                                                     YEAR ENDED DECEMBER 31
                                                                                     2003              2002
                                                                                -------------     -------------

FGC Common Stock ............................................................   $  59,809,486       (15,650,946)
Mutual funds ................................................................       7,685,065        (6,585,219)
                                                                                -------------     -------------
                                                                                $  67,494,551     $ (22,236,165)
                                                                                =============     =============

Investments that represent 5% or more of the fair value of the Plan's assets are as follows:



                                                                                          DECEMBER 31
                                                                                     2003              2002
                                                                                -------------     -------------

FGC Common Stock* ...........................................................   $  77,347,574     $  22,138,719

Mutual Funds:
   Merrill Lynch Fundamental Growth Fund ....................................       7,934,640         6,417,089
   Merrill Lynch Core Bond Fund** ...........................................              **         4,930,629
   Merrill Lynch Basic Value Fund** .........................................              **         5,018,192
   Merrill Lynch Retirement Preservation Fund ...............................      17,190,788        15,192,635

 * Nonparticipant-directed
** Balance is less than 5% of the Plan's net assets at December 31, 2003



4. NONPARTICIPANT-DIRECTED INVESTMENTS

For reporting purposes, nonparticipant-directed investments include participant-directed investments that cannot be separately determined; however, all investments can be reallocated at the participants' discretion.

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:



                                                                                          DECEMBER 31
                                                                                     2003              2002
                                                                                -------------     -------------

FGC Common Stock ...........................................................    $  77,347,574     $  22,138,719




                                                                                      YEAR ENDED DECEMBER 31
                                                                                     2003               2002
                                                                                -------------     --------------

Change in net assets:-
   Contributions ............................................................   $   8,480,186     $    6,038,391
   Interest and dividends ...................................................         702,925            514,480
   Net appreciation (depreciation) in fair value
     of investments .........................................................      59,809,486        (15,650,946)
   Net transfers to participant-directed investments ........................      (8,268,976)        (1,750,015)
   Benefit distributions to participants ....................................      (5,514,766)        (3,830,860)
                                                                                -------------     --------------
Total .......................................................................   $  55,208,855     $  (14,678,950)
                                                                                =============     ==============



5. RELATED PARTY TRANSACTIONS

Certain Plan investments are units of mutual funds and common/collective trust funds managed by Merrill Lynch, the trustee as defined by the Plan. Participants also have the option to invest in FGC Common Stock. At the Company's discretion, the investments in FGC common stock may be funded from the Company's employee benefits trust. The Company's employee benefits trust is also maintained with Merrill Lynch. These transactions qualify as party-in-interest transactions.

                             SUPPLEMENTAL SCHEDULES

              FREMONT GENERAL CORPORATION AND AFFILIATED COMPANIES
                            INVESTMENT INCENTIVE PLAN
                           EIN 95-2815260 PLAN NO. 003

         SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

                                DECEMBER 31, 2003





                                                 DESCRIPTION OF
                                             INVESTMENT, INCLUDING
                                              MATURITY DATE, RATE
    IDENTITY OF ISSUE, BORROWER,              OF INTEREST, PAR OR                                  CURRENT
      LESSOR OR SIMILAR PARTY                    MATURITY VALUE              COST                   VALUE
 -----------------------------------       --------------------------    -------------          -------------

 Merrill Lynch*
    Fundamental Growth Fund                        497,145 Units         $          **          $   7,934,640
    Global Allocation Fund                         271,330 Units                    **              4,072,668
    Core Bond Fund                                 430,924 Units                    **              5,050,430
    Balanced Capital Fund                          121,047 Units                    **              3,198,059
    Basic Value Fund                               212,854 Units                    **              6,504,826
    S&P 500 Index Fund                             376,930 Units                    **              5,141,330
    International Index Fund                       141,203 Units                    **              1,354,138
    Retirement Preservation Fund                17,190,788 Units                    **             17,190,788
    Small Cap Value Fund                            65,160 Units                    **              1,679,185

 Oppenheimer Quest Balance Value Fund              205,211 Units                    **              3,359,306

 State Street Aurora Fund                           60,502 Units                    **              2,335,999

 Fremont General Corporation*                 4,574,073 shares
                                               of common stock              32,448,658             77,347,574

 Participants' loans*                      Interest at the prime rate
                                           plus 2%                                                  2,297,475
                                                                                                -------------
                                                                                                $ 137,466,418
                                                                                                =============

*Indicates a party-in-interest to the Plan.

**Cost information is not necessary as investment is participant directed.


              FREMONT GENERAL CORPORATION AND AFFILIATED COMPANIES
                            INVESTMENT INCENTIVE PLAN
                           EIN 95-2815260 PLAN NO. 003


            SCHEDULE H, LINE 4j - SCHEDULE OF REPORTABLE TRANSACTIONS

                          YEAR ENDED DECEMBER 31, 2003



                                                                                                          CURRENT
                                                                            EXPENSES                     VALUE OF
                                                                            INCURRED                     ASSET ON
                               DESCRIPTION     PURCHASE       SELLING         WITH         COST OF     TRANSACTION       NET
 IDENTITY OF PARTY INVOLVED    OF ASSETS        PRICE          PRICE      TRANSACTION       ASSET          DATE         GAIN
 ---------------------------   ------------   -----------   -----------   -----------   ------------   -----------   -----------

 CATEGORY (III) - A SERIES OF TRANSACTIONS IN EXCESS OF 5% OF PLAN ASSETS


 Fremont General Corporation*  Common Stock   $ 8,311,820   $         -    $         -   $ 8,311,820   $ 8,311,820   $         -

 Fremont General Corporation*  Common Stock             -     9,504,121              -     5,528,215     9,504,121     3,975,906



There were no category (i), (ii) or (iv) reportable transactions during 2003.


*Indicates a party-in-interest to the Plan.


                                   SIGNATURES


THE PLAN.   Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                            FREMONT GENERAL CORPORATION
                            AND  AFFILIATED  COMPANIES
                            INVESTMENT INCENTIVE PLAN



June 28, 2004               /s/     RAYMOND G. MEYERS
                            ----------------------------------------------------
                            Raymond G. Meyers
                            on behalf of the Plan Administrator of the
                            Fremont General Corporation and Affiliated Companies
                            Investment Incentive Plan